ArcelorMittal announces program to buy back up to a maximum of 44 million shares

Luxembourg, 12 December 2007 – The ArcelorMittal Board of Directors has approved a new share buy-back program for up to a maximum of 44 million shares.

This new share buy-back program is aimed at offsetting the issuance of 44 million ArcelorMittal shares that took place in connection with the ArcelorMittal merger on November 13, 2007. This program would be realised in a 2-year time frame. It is ArcelorMittal's intention to use the repurchased shares either for supporting potential future corporate opportunities or for cancellation.

Further details on the new share buy-back program will be disclosed by ArcelorMittal in a press release that will be published before its commencement.

Investor notice

The share buy-back program does not constitute an offer to purchase or a solicitation of an offer to purchase any securities, or an invitation by or on behalf of ArcelorMittal to purchase any such securities in circumstances or in any jurisdiction in which such an offer or solicitation is unlawful.

The share buy-back program is not intended to constitute a tender offer by or on behalf of ArcelorMittal for its own shares. ArcelorMittal has taken no steps to allow for a tender offer for its own shares in any jurisdiction.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Martin Leeburn	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Image 7 - Anne France Malrieu /
North America		Tiphaine Hecketsweiler	+33 1 5370 7470
Bill Steers	+1 312 899 3817	Spain
		Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397